Filed by Smurfit Kappa Group plc (Commission File No. 333-178633)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WestRock Company (Commission File No. 001-38736)

STATEMENT RE CLOSING OF GREEN BOND OFFERING

SMURFIT KAPPA GROUP PLC

Released 15:32:00 03 April 2024

DUBLIN--(BUSINESS WIRE)--

3 April 2024

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

Smurfit Kappa Announces the Closing of its Green Bond Offering

Smurfit Kappa Group plc (SKG:ID SKG:LN) (together with its subsidiaries, “Smurfit Kappa” or the “Group”), one of the world’s largest integrated manufacturers of paper-based packaging products, with operations in Europe and the Americas, announces that it has successfully closed a triple-tranche offering by one of its wholly-owned subsidiaries, Smurfit Kappa Treasury Unlimited Company, comprising $750 million in aggregate principal amount of senior notes due 2030, $1,000 million in aggregate principal amount of senior notes due 2034 and $1,000 million in aggregate principal amount of senior notes due 2054 (together, the “Notes”) (the “Offering”).

The 2030 Notes priced at 99.880% and have a coupon of 5.200%, the 2034 Notes priced at 100.000% and have a coupon of 5.438% and the 2054 Notes priced at 100.000% and have a coupon of 5.777%.

The net proceeds of the Notes will be used in part to finance the previously announced combination with WestRock Company (“WestRock”) and for general corporate purposes including the repayment of indebtedness, and will be subject to a special mandatory redemption in the event the combination with WestRock is not completed.

Absent any such special mandatory redemption of the Notes, Smurfit Kappa intends to use an amount equivalent to the proceeds of the Offering to finance or refinance a portfolio of Eligible Green Projects in accordance with the Group’s Green Finance Framework, which the Group may, in the future, update in line with developments in the market.

Emer Murnane, Group Treasurer, said: "The significant level of investor appetite for our Triple Tranche transaction, which enabled us to raise $2.75 billion very efficiently across the 3 tranches, was great to see and demonstrates the depth of liquidity available to the Group.”

Ken Bowles, Group CFO, commented: “We are delighted with the level of interest in our circular economy business model and the strength of support for our business, in what was our first issuance in the US dollar market for some time.”

Tony Smurfit, Group CEO, added: “Today’s issuance is testament to the skills, talent and dedication of a large group of people who have done incredible work in shaping our industry-leading sustainability agenda. I would like to take the opportunity to acknowledge the huge effort behind such a transaction and thank everyone involved.”

The Notes were offered in a private placement and there was no public offering of the Notes. The Notes were only offered and sold (i) in the United States only to qualified institutional buyers (as defined in Rule 144A under the U.S. Securities Act (“Rule 144A”) in reliance on Rule 144A and (ii) outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

Some statements in this announcement are forward-looking. They represent expectations for the Group’s business and involve risks and uncertainties. These forward-looking statements are based on current expectations and projections about future events. The Group believes that current expectations and assumptions with respect to these forward-looking statements are reasonable. However, because they involve known and unknown risks, uncertainties and other factors, which are in some cases beyond the Group’s control, actual results or performance may differ materially from those expressed or implied by such forward-looking statements.

Important Notice

THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY, AND DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR INVITATION TO SELL OR ISSUE, OR ANY SOLICITATION OF AN OFFER TO PURCHASE OR SUBSCRIBE FOR, ANY SECURITIES OF SMURFIT KAPPA TREASURY UNLIMITED COMPANY IN THE UNITED STATES OR ANY OTHER JURISDICTION; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. NOT FOR DISTRIBUTION OR RELEASE IN OR INTO ANY JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW, AND AS SUCH, THIS ANNOUNCEMENT IS DIRECTED (I) IN THE UNITED STATES, ONLY TO QUALIFIED INSTITUTIONAL BUYERS (AS DEFINED IN RULE 144A) IN RELIANCE ON RULE 144A AND (II) OUTSIDE THE UNITED STATES ONLY AT NON-U.S. PERSONS (WITHIN THE MEANING OF REGULATIONS).

This announcement is directed only at persons who (i) have professional experience in matters relating to investments (being investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”)), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement is not directed at any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”), (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II, or (iii) not a “qualified investor” as defined in Article 2 of Regulation (EU) 2017/1129 (as amended).

This announcement is not directed at any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA.

MiFID II professionals/ECPs-only/No PRIIPs KID. Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

UK MiFIR professionals/ECPs-only/No UK PRIIPs KID. Manufacturer target market (MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in the United Kingdom.

Important Additional Information

Neither this document nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons into whose possession this document or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This document has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom, the United States and Ireland and information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom, the United States or Ireland.

Subject to the Market Abuse Regulation and the FCA’s Disclosure Guidance and Transparency Rules and the UK Listing Rules, the delivery of this document shall not create any implication that there has been no change in the affairs of Smurfit Kappa since the date of this document or that the information in this document is correct as at any time subsequent to its date.

Additional Information about the Proposed Combination and Where to Find It

In connection with the proposed combination (the “Combination”) of Smurfit Kappa and WestRock, the entity which will ultimately own the combined businesses of Smurfit Kappa and WestRock following the Combination (“Smurfit WestRock”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement, which will include a proxy statement of WestRock that will also constitute a prospectus of Smurfit WestRock (the “proxy statement/prospectus”). Each of Smurfit Kappa, WestRock and Smurfit WestRock will also file other relevant documents in connection with the Combination. The definitive proxy statement/prospectus will be sent to the stockholders of WestRock. Smurfit Kappa will also publish a shareholder circular approved by the UK Financial Conduct Authority (the “FCA”), which will be sent to Smurfit Kappa’s shareholders or otherwise made available in accordance with Smurfit Kappa’s articles of association and the UK Listing Rules. Smurfit WestRock will publish a prospectus approved by the FCA, which will be made available in accordance with Rule 3.2 of the UK Prospectus Regulation Rules (the “UK listing prospectus”). This document is not a substitute for any registration statement, proxy statement/prospectus, UK listing prospectus or other document Smurfit Kappa, WestRock and/or Smurfit WestRock may file with the SEC or applicable securities regulators in the United Kingdom and Ireland in connection with the Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF SMURFIT KAPPA AND WESTROCK ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDER CIRCULAR AND THE UK LISTING PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM AND IRELAND, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE COMBINATION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SMURFIT KAPPA, WESTROCK, SMURFIT WESTROCK, THE COMBINATION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Smurfit Kappa, WestRock and Smurfit WestRock with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by WestRock online at https://ir.westrock.com/ir-home/, upon written request delivered to 1000 Abernathy Road, Atlanta, Georgia or by calling (770) 448-2193, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder circular, UK listing prospectus and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom and Ireland by Smurfit WestRock or Smurfit Kappa online at www.smurfitkappa.com/investors, upon written request delivered to Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland or by calling +353 1 202 7000. The information included on, or accessible through, Smurfit Kappa’s or WestRock’s website is not incorporated by reference into this document.

This document is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This document is not a solicitation of proxies in connection with the Combination. However, under SEC rules, Smurfit Kappa, WestRock, Smurfit WestRock, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the Combination.

Information about (i) WestRock’s directors is set forth in the section entitled “Board Composition” on page 8 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here) and (ii) WestRock’s executive officers is set forth in the section entitled “Executive Officers” on page 141 of WestRock’s Annual Report on Form 10-K (the “WestRock 2023 Annual Report”) filed with the SEC on November 17, 2023 (and available here). Information about the compensation of WestRock’s directors is set forth in the section entitled “Director Compensation” starting on page 19 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here) and on WestRock’s current report on Form 8-K filed with the SEC on December 15, 2023 (and available here). Information about the compensation of WestRock’s executive officers is set forth in the section entitled “Executive Compensation Tables” starting on page 38 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933, as amended) are disclosed in the section entitled “Certain Relationships and Related Person Transactions” on page 20 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here). Information about the beneficial ownership of WestRock’s securities by WestRock’s directors and named executive officers is set forth in the section entitled “Beneficial Ownership of Common Stock” starting on page 53 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here). As of January 29, 2024, none of the participants (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) owned more than 1% of shares of common stock, par value $0.01 per share, of WestRock.

Information about Smurfit Kappa’s directors and executive officers is set forth in the section entitled “Board of Directors,” starting on page 100 of Smurfit Kappa’s 2022 Annual Report (the “Smurfit Kappa 2022 Annual Report”) published on Smurfit Kappa’s website on March 28, 2023 (and available at https://www.smurfitkappa.com/investors/reports-and-presentations) which was filed with the FCA in the United Kingdom on March 28, 2023, Euronext Dublin in Ireland on March 28, 2023 and the Irish Companies Registration Office in Ireland on September 30, 2023. Information about the compensation of Smurfit Kappa executive officers and directors is set forth in the remuneration report starting on page 120 of the Smurfit Kappa 2022 Annual Report (and available at https://www.smurfitkappa.com/investors/reports-and-presentations). Transactions with related persons (as defined under Paragraph 24 of the International Accounting Standards) are disclosed in the subsection entitled “Related Party Transactions” to the section entitled “Notes to the Consolidated Financial Statements,” on pages 219 and 220 of the Smurfit Kappa 2022 Annual Report (and available at https://www.smurfitkappa.com/investors/reports-and-presentations). Information about the beneficial ownership of Smurfit Kappa’s securities by Smurfit Kappa’s directors and executive officers is set forth in the section entitled “Executive Directors’ Interests in Share Capital at 31 December 2022,” on page 133 of the Smurfit Kappa 2022 Annual Report (and available at https://www.smurfitkappa.com/investors/reports-and-presentations). Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Combination will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

This document is not a prospectus for the purposes of the UK Prospectus Regulation Rules or the EU Prospectus Regulation.

The contents of this document are not to be construed as legal, business or tax advice. Each shareholder should consult its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice, respectively.

Except as explicitly stated in this document, none of the contents of Smurfit Kappa’s or WestRock’s websites, nor any website accessible by hyperlinks on Smurfit Kappa’s or WestRock’s websites, is incorporated in or forms part of, this document.

ENDS

Contacts

Ciarán Potts	Melanie Farrell
Smurfit Kappa	FTI Consulting
T: +353 1 202 7000	T: +353 86 401 5250
E: ir@smurfitkappa.com	E: smurfitkappa@fticonsulting.com

About Smurfit Kappa

Smurfit Kappa, a FTSE 100 company, is one of the leading providers of paper-based packaging solutions in the world, with approximately 47,000 employees in over 350 production sites across 36 countries and with revenue of approximately €11.3 billion in 2023. We are located in 22 countries in Europe, 13 in the Americas and one in Africa. We are the only large-scale pan-regional player in Latin America. Our products, which are 100% renewable and produced sustainably, improve the environmental footprint of our customers.

With our proactive team, we relentlessly use our extensive experience and expertise, supported by our scale, to open up opportunities for our customers. We collaborate with forward-thinking customers by sharing superior product knowledge, market understanding and insights in packaging trends to ensure business success in their markets. We have an unrivalled portfolio of paper-based packaging solutions, which is constantly updated with our market-leading innovations.

This is enhanced through the benefits of our integration, with optimal paper design, logistics, timeliness of service, and our packaging plants sourcing most of their raw materials from our own paper mills.

We have a proud tradition of supporting social, environmental and community initiatives in the countries where we operate. Through these projects we support the UN Sustainable Development Goals, focusing on where we believe we have the greatest impact.

Follow us on LinkedIn, X, Facebook, YouTube.

smurfitkappa.com

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Smurfit Kappa Group PLC

Source: Smurfit Kappa Group PLC